ASX RELEASE

10 November 2025

NOVA MINERALS

Results of Annual General Meeting – 10 November 2025

The directors of Nova Minerals Limited (**Nova** or the **Company**) (**ASX: NVA, NASDAQ: NVA, FRA: QM3**) advise that shareholders passed all resolutions placed before them at today's Annual General Meeting.

The resolutions were voted in accordance with the Notice of Annual General Meeting, previously advised to the Australian Securities Exchange.

All resolutions were passed by way of a poll called to determine the outcome.

In accordance with Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

For and on behalf of the Board.

Ian Pamensky
Company Secretary

This announcement has been authorized for release by the Company Secretary.

Christopher Gerteisen
CEO and Executive Director
E: info@novaminerals.com.au

Craig Bentley
Director of Finance & Compliance & Investor Relations
E: craig@novaminerals.com.au
M: +61 414 714 196

Ian Pamensky
Company Secretary
E: info@novaminerals.com.au

Disclosure of Proxy Votes

Nova Minerals Limited

Annual General Meeting

Monday, 10 November 2025

AUTOMIC

Automic

GPO Box 5193, Sydney, NSW 2001

P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)

F +61 (0)2 8583 3040 E hello@automic.com.au

ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Total Number of Proxy Votes exercisable by proxies validly appointed**	**FOR**	**AGAINST**	**ABSTAIN**	**PROXY'S DISCRETION**	**FOR**	**AGAINST**	**ABSTAIN**	**OUTCOME**
1 NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT	P	39,916,202	37,306,310 93.46%	1,534,667 3.84%	665,672	1,075,225 2.69%	38,381,535 96.16%	1,534,667 3.84%	665,672	-
2A RE-ELECTION OF CRAIG BENTLEY AS A DIRECTOR	P	40,481,885	37,976,378 93.81%	2,430,282 6.00%	99,989	75,225 0.19%	38,051,603 94.00%	2,430,282 6.00%	99,989	Carried
2B RE-ELECTION OF LOUIE SIMENS AS A DIRECTOR	P	40,451,204	37,858,928 93.59%	2,517,051 6.22%	130,188	75,225 0.19%	37,934,153 93.78%	2,517,051 6.22%	130,188	Carried
3 ELECTION OF CHAIM (DOVI) BERGER AS A DIRECTOR	P	40,487,525	39,726,315 98.12%	685,985 1.69%	94,349	75,225 0.19%	39,801,540 98.31%	685,985 1.69%	94,349	Carried
4 APPROVAL OF 10% PLACEMENT FACILITY	P	40,104,595	36,944,528 92.12%	3,080,842 7.68%	477,279	79,225 0.20%	37,023,753 92.32%	3,080,842 7.68%	477,279	Carried
5 RATIFICATION OF PRIOR ISSUE OF SHARES	P	40,274,027	39,050,080 96.96%	1,144,722 2.84%	307,847	79,225 0.20%	39,129,305 97.16%	1,144,722 2.84%	307,847	Carried
6 APPROVAL OF ISSUE OF WARRANTS	P	40,262,464	37,918,321 94.18%	2,268,918 5.64%	318,928	75,225 0.19%	37,993,546 94.36%	2,268,918 5.64%	318,928	Carried
7 ADOPTION OF EMPLOYEE INCENTIVE SCHEME	P	27,517,054	22,645,407 82.30%	3,796,707 13.80%	314,334	1,074,940 3.91%	23,720,347 86.20%	3,796,707 13.80%	314,334	Carried

			Proxy Votes				Poll Results (if applicable)			Results
Resolution	Decided by Show of Hands (S) or Poll (P)	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
8A APPROVAL FOR ISSUE OF OPTIONS – CHRISTOPHER GERTEISEN	P	40,236,519	36,312,856 90.25%	3,798,723 9.44%	345,355	124,940 0.31%	36,437,796 90.56%	3,798,723 9.44%	345,355	Carried
8B APPROVAL FOR ISSUE OF OPTIONS – LOUIE SIMENS	P	31,202,420	27,202,789 87.18%	3,874,691 12.42%	346,255	124,940 0.40%	27,327,729 87.58%	3,874,691 12.42%	346,255	Carried
8C APPROVAL FOR ISSUE OF OPTIONS – CRAIG BENTLEY	P	36,618,950	32,630,698 89.11%	3,863,312 10.55%	346,255	124,940 0.34%	32,755,638 89.45%	3,863,312 10.55%	346,255	Carried
8D APPROVAL FOR ISSUE OF OPTIONS – AVI GELLER	P	40,144,239	33,091,469 82.43%	5,927,830 14.77%	437,635	1,124,940 2.80%	34,216,409 85.23%	5,927,830 14.77%	437,635	Carried
8E APPROVAL FOR ISSUE OF OPTIONS – RICHARD BEAZLEY	P	40,144,359	33,150,247 82.58%	5,869,172 14.62%	437,515	1,124,940 2.80%	34,275,187 85.38%	5,869,172 14.62%	437,515	Carried
9 NON-BINDING RESOLUTION TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	P	40,405,059	39,720,265 98.31%	609,854 1.51%	176,815	74,940 0.19%	39,795,205 98.49%	609,854 1.51%	176,815	Carried